OraSure Technologies, Inc.

220 East First Street

Bethlehem, PA 18015

June 10, 2024

VIA EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Irene Paik, James Lopez

Re:	ORASURE TECHNOLOGIES INC
Form 8-K
Filed April 12, 2024
File No. 001-16537

Dear Ladies and Gentlemen:

OraSure Technologies, Inc. (the “Company”) is submitting this letter in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated May 24, 2024 (the “Comment Letter”), relating to the Company’s Current Report on Form 8-K filed with the Commission on April 12, 2024 (the “Form 8-K”). For your convenience, the Staff’s comment is reproduced in bold type below, followed by the Company’s response thereto.

Form 8-K filed April 12, 2024

Item 1.05 Material Cybersecurity Incidents, page 1

1.

We note the statement that you experienced a cybersecurity incident and are still investigating the extent of any sensitive information contained within the accessed systems. Please advise us as to why you determined to file under Item 1.05 of Form 8-K given the statement that the incident has not had a material impact on your operations, financial systems or financial condition, and you do not anticipate that the incident will have a material impact on your financial condition and results of operations moving forward.

Response:

The Company respectfully acknowledges the Staff’s comment and hereby provides the following explanation.

OraSure Technologies, Inc.

220 East First Street

Bethlehem, PA 18015

Upon becoming aware of a cybersecurity incident (“Incident”), the Company took steps to contain the Incident and secure its networks and data. Concurrently with these efforts, the Company initiated a process to assess whether the Incident had, or would have, a material impact on the Company’s financial condition or results of operations. As a result of this assessment, the Company concluded that the Incident did not have a material impact on the Company’s operations, financial systems, or its financial condition.

However, in accordance with SEC guidance, the Company also considered qualitative factors, such as potential reputational harm and impact on customer and vendor relationships, and the possibility of litigation or regulatory investigations. After the assessment of these qualitative factors, the Company determined that the Incident, including the actions to be taken as a result thereof, such as notification of individuals, vendors, and regulatory agencies, could lead to potential reputational harm or result in litigation or regulatory investigations. As such, the Company determined that “there is a substantial likelihood that a reasonable shareholder would consider it important” (TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976)) and, therefore, the Company determined that the Incident was material based on qualitative considerations. Accordingly, the Company determined to disclose the Incident under Item 1.05 of Form 8-K.

If you or any other member of the Staff have any questions regarding the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please do not hesitate to contact the undersigned at (801) 602-1110

Sincerely,

/s/ Carrie Eglinton Manner
Carrie Eglinton Manner
President, Chief Executive Officer

cc:	Stefano Taucer, General Counsel, OraSure Technologies, Inc.
Rachael M. Bushey, Goodwin Procter LLP
Justin M. Platt, Goodwin Procter LLP